MERUS LABS INTERNATIONAL INC. ANNOUNCES
THIRD QUARTER RESULTS FOR FISCAL 2014

Toronto, August 12, 2014 - Merus Labs International Inc. ("Merus" or the “Company") [TSX: MSL, NASDAQ: MSLI] is pleased to announce today its financial results for the third quarter of fiscal 2014.

Revenues for the three months ended June 30, 2014 were $7,184,909, which were comprised of sales of Enablex® and Vancocin®. Gross margin during the same period was $5,817,847 (81%).

For the three months ended June 30, 2014, the Company incurred a net loss of $171,666 compared to a net loss of $1,047,816 for the three months ended June 30, 2013. For the three months ended June 30, 2014, EBITDA was $3,511,000, compared to $5,159,635 for the same period last year. Adjusted EBITDA, which adds back non-cash share based compensation expense and acquisition costs, was $3,857,672, compared to $5,418,406 for the prior year comparative period with the decrease being primarily attributable to the lower product sales of Vancocin and costs associated with the transfer of the Enablex operations.

Per the Company’s service agreement with the vendor of Enablex®, Novartis Pharma AG (“Novartis”), during the operational transition period Novartis managed the supply, distribution, and promotion to the market. Since the third quarter of fiscal 2013, the operational transition period has substantially ended and going forward Novartis will only manufacture the product for Merus until the Company’s contract manufacturer transfers the manufacturing of the product into its facility. As the operational transition period has substantially ended there is no longer a significant difference between the recorded Enablex® revenues on a net basis and the gross in-market net sales. Consequently, for the current period, on a gross and net basis, the net sales of Enablex® were $6,431,205. In the comparative three month period in 2013, on a gross basis, the in-market net sales of Enablex® were $6,965,203 ($6,982,060 less $16,857 in partnership accruals). Revenues on a gross basis for Enablex during the three months ended June 30, 2014 were lower than in the comparative year period primarily due to ordering patterns.

For the three months ended June 30, 2014, the net sales for Vancocin® were $753,704. For the comparative three months ended June 30, 2013, the net sales of Vancocin® were $1,612,141. Sales for the current three month period are lower than the prior year period due to two factors: the entry of a generic competition, as well as a one-time adjustment to the returns provision in the current period. The one-time adjustment to the returns provisions was on account of higher than normal returns related to excess product ordered during an outbreak of C.difficile approximately two years ago and a shift towards prescribing low-dose Vancocin over high-dose Vancocin.

Third quarter results showed improvement over the second quarter with respect to both revenues and EBITDA. Revenues improved to $7.2 million from $6.6 million while EBITDA grew to $3.5 million from $2.6 million last quarter.

“From last quarter to date, we have been very active regarding corporate development initiatives. We have raised approximately $41 million via a prospectus offering and issuance of preferred shares, entered into an acquisition agreement to acquire a company that will provide a further $6 million in cash, reduced our debt burden by converting $10 million of debt to equity, and signed a letter of intent regarding a significant product acquisition. The near term focus for Merus will be to work diligently towards the successful completion of the product acquisition for which we recently announced a letter of intent,” said Elie Farah, President and CEO of Merus Labs International Inc.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com). This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, Merus’ ability to complete any financing under its short form prospectus or otherwise, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Tel: (416) 593-3725

Or contact our investor relations department at: info@meruslabs.com